CenterState Banks, Inc.

42745 U.S. Highway 27

Davenport, Florida 33837

November 8, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.    20549-7010

Attention:    Mr. Michael R. Clampitt

Re:	CenterState Banks, Inc.

Registration Statement on Form S-4

Filed October 2, 2013

File No. 333-191536

Ladies and Gentlemen:

On behalf of CenterState Banks, Inc. (“CenterState Banks”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) a conformed copy of Pre-Effective Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement (No. 333-191536) (the “Registration Statement”), marked to show changes from the initial filing of the Registration Statement with the Commission on October 2, 2013. Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter dated October 29, 2013 to Mr. Ernest S. Pinner (the “Comment Letter”). The Amendment also includes other changes that are intended to update and clarify the information contained in the Registration Statement.

Set forth below are CenterState Bank’s responses to the Comments. Responses to Comments regarding Gulfstream Bancshares, Inc. (“Gulfstream”) are based on information

Securities and Exchange Commission

November 8, 2013

provided by Gulfstream. For the convenience of the Staff, CenterState Banks has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond to the Comment numbers. All reference to page numbers and captions (other than those in the Staff’s Comments) correspond to the page numbers and captions in the preliminary prospectus included in the Amendment.

Securities and Exchange Commission

November 8, 2013

Form S-4 General

1.	Please provide us with copies of any reports, presentations or other information that was transmitted by any financial advisors to the Board of Directors of either CenterState Banks or Gulfstream. In this regard, and with a view towards adding disclosure, provide us with the information used by Hovde in Items (v) and (vi) listed on page B-3.

In response to the Staff’s Comment, the reports, presentations and other information that were transmitted by the financial advisor to the Board of Directors of Gulfstream will be furnished supplementally to the Staff. These materials will be furnished to the Staff pursuant to Rule 418 under the Securities Act. In accordance with Rule 418, CenterState Banks will request that these materials be returned promptly to Smith Mackinnon, PA, counsel to CenterState Banks, following the completion of the Staff’s review thereof. In addition, due to their sensitive commercial and financial nature, CenterState Banks will be requesting confidential treatment for certain of these materials under the Freedom of Information Act, as amended, in accordance with 17 C.F.R. §200.83(b). With respect to CenterState Banks, its financial advisor did not transmit any reports, presentations or other information to the Board of Directors of CenterState Banks, nor did it participate in any of the CenterState Banks Board deliberations or render any fairness opinion. Management of CenterState Banks prepared and provided its own internal information to the CenterState Banks Board of Directors which included information prepared with the assistance of its financial advisor and under the direction of CenterState Banks management.

With respect to the Staff’s Comment that the information used by Hovde in Items (v) and (vi) listed on page B-3 (which information is supplementally being furnished to the Staff) be provided “with a view towards adding disclosure,” pages 7 and 8 under the caption “Opinion of Hovde Group, LLC (see pages 42 to 49 and Appendix B)” of the Summary section of the Prospectus/Proxy Statement have been supplemented to provide additional disclosure with respect to the Items (v) and (vi) listed on page B-3 of the Hovde fairness opinion.

Front Cover Page of Prospectus/Proxy Statement

2.	Please revise to disclose that shareholders of Gulfstream have appraisal rights under Florida state law entitling them to obtain payment of the fair value of their shares provided they comply with each of the requirements under law including not voting in favor of the merger and providing notice to Gulfstream.

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November 8, 2013

In response to the Staff’s Comment, new full paragraph eight has been added to the cover page of the Prospectus/Proxy Statement to provide the requested disclosure.

Summary, page 4

3.	As required by Item 3(h) of Form S-4, please add a section discussing the vote required for approval of the proposed merger including the following:

•	under Gulfstream’s bylaws, to be approved, the merger must receive the vote of a majority of the outstanding shares; and

•	each of the directors of Gulfstream has entered into voting agreements with you pursuant to which they will to vote their shares (which constitute 28.76 percent of the stock) in favor of the merger.

In response to the Staff’s Comment, page 15 of the Prospectus/Proxy Statement has been revised by adding a caption (“Required Shareholder Vote; Gulfstream Director Voting Agreements ( see Page 35)”) which further highlights the requested disclosure.

Merger Consideration, page 5

4.	As required by Item 3(c) of Form S-4, please revise the first paragraph to disclose the approximate aggregate purchase price, the approximate aggregate value of the consideration that you are paying to purchase all the outstanding stock of Gulfstream, the aggregate cash consideration, and, separately the approximate aggregate value of the consideration that you are paying to purchase the outstanding stock options of Gulfstream.

In response to the Staff’s Comment, the first paragraph under “Merger Consideration” on page 5 has been revised to provide the requested disclosure through narrative as well as a new disclosure table.

Appraisal Rights, page 6

5.	Consistent with Instruction to Item 3 of Schedule 14A, please revise the disclosure here and on page 48 to state whether a security holder’s failure to vote against the merger will constitute a waiver of his dissenters’ rights and if the State law is unclear, state what position will be taken in regard to these matters.

Securities and Exchange Commission

November 8, 2013

In response to the Staff’s Comment, the first full paragraph on page 7 and the sixth full paragraph on page 52 have been revised to disclose that a shareholder’s failure to vote against the merger will not constitute a waiver of such holder’s dissenters’ rights.

Interests of Gulfstream Directors and Executive Officers In the Merger, page 7

6.	Please revise this section as follows:

•	disclose the aggregate value of the financial interests that Gulfstream’s executive officers and directors have in the merger;

•	identify and quantify each of the material interests of directors and officers including, but not limited to, salary continuation benefits and consideration being paid for stock options; and

•	revise the disclosure regarding CEO Tranter’s interests in the merger to disclose the aggregate value of his interest in the merger, identify all material interests that he has including the value of the stock award of 35,000 shares, supplemental retirement program and change in control payments and define the term “performance units.”

In response to the Staff’s Comment, the section entitled “Interests of Gulfstream Directors and Executive Officers in the Merger (see page 55)” commencing on the bottom of page 8 and continuing through the middle of page 11 has been revised to provide the requested disclosure.

Treatment of Gulfstream Stock Options, page 8

7.	Please revise this section to disclose the following:

•	the number of vested options and the number of outstanding but unvested options; and

•	the value of the consideration being offered for each option and the aggregate value of the consideration being offered.

Securities and Exchange Commission

November 8, 2013

In response to the Staff’s Comment, a new second paragraph under the section entitled “Treatment of Gulfstream Stock Options (see page 62)” on page 11 has been revised to provide the requested disclosure.

Comparative Rights of CenterState Shareholders and Gulfstream Shareholders, page 14

8.	As required by Item 4(a)(4) of Form 5-4, please revise this section to summarize any material differences between the rights of security holders of Gulfstream and the rights of holders of the securities being offered by CenterState.

In response to the Staff’s Comment, the last full paragraph on page 16 under the caption “Comparative Rights of CenterState Shareholders and Gulfstream Shareholders (see page 109)” has been revised to summarize the material differences between the rights of security holders of Gulfstream and the rights of holders of the securities being offered by CenterState.

Risk Factors, page 15

9.	Consistent with Item 3 of Form S-4, please revise this section as follows:

•	noting that the second paragraph on page B-2 does not address the cash part of the option exchange, revise the first risk on page 16 relating to the opinion to disclose if the opinion addresses the fairness of the consideration after adding the consideration you are offering for the stock options; and

•	revise the third risk factor on page 17 to quantify the aggregate value of the financial interests that Gulfstream’s executive officers and directors have in the merger.

In response to the Staff’s Comment, the first risk factor on page 18 relating to the fairness opinion has been revised to disclose that the opinion does not address the fairness of the consideration after adding the consideration that CenterState is offering for the stock options. In addition, the third risk factor on page 19 has been revised to quantify the aggregate value of the financial interests that Gulfstream’s executive officers and directors have in the merger.

Securities and Exchange Commission

November 8, 2013

10.	Please consider adding a risk factor that four funds own approximately twenty five percent of CenterState common stock and may exercise significant influence over you and their interests may be different from other shareholders.

In response to the Staff’s Comment, a new risk factor at the top of page 21 to disclose that four funds own approximately 26% of CenterState’s common stock and may exercise significant influence over CenterState and their interests may be different from other shareholders.

11.	Consistent with Item 3 of Form S-4, please revise this section to address risks relating to the merger of the two loan portfolios including the following:

•	add a risk factor addressing the amount and percentage of each loan portfolio in real estate loans, both residential and separately commercial, concentrated in Florida and how the merger will affect the risks; and

•	consider adding a risk factor addressing the risks related to future increases in interest rates as a result of changes in the policies of the Federal Reserve given the amount and percentage of the value of each loan portfolio that is fixed versus adjustable and the risk of any under collateralized portfolios and how the merger will affect the risks.

In response to the Staff’s Comment requesting a new risk factor addressing the amount and percentage of each loan portfolio in real estate loans, both residential and commercial, concentrated in Florida, and how the merger will affect the risks, a new risk factor has been added at the bottom of page 19 and the top of page 20 to provide the requested disclosure. In response to the Staff’s Comment to consider adding a risk factor addressing the risks relating to future increases in interest rates given the amount and percentage of the value of each loan portfolio that is fixed versus adjustable, a new risk factor has been added at the top of page 20 to provide the requested disclosure. In response to the Staff’s Comment that disclosure be provided regarding the risk of any under collaterlized portfolios and how the merger will affect the risks, a new risk factor has been added on the bottom of page 20 and the top of page 21 to provide the requested disclosure.

The Merger, page 33

Background of the Merger, page 33

Securities and Exchange Commission

November 8, 2013

12.	Please revise this section explain in detail the process by Gulfstream determined the price and terms and the substantive basis for its determination including the following:

•	revise the fourth paragraph on page 33 to disclose the terms of any offers and counteroffers received by June 13, 2013;

•	revise the last paragraph on page 33 and the second paragraph on page 34 to disclose the terms of the various offers and counteroffers between you and Gulfstream;

•	revise the fourth paragraph on page 34 to discuss the basis on which Gulfstream’s Board determined that the price and terms were fair to shareholders including how the consideration compared with the book value; and

•	revise the last paragraph on page 34 to explain the reasons for and effects of amending the merger agreement on September 30, 2013,

In response to the Staff’s Comment, the last full paragraph on page 37 has been revised to disclose the terms of offers and counter offers received by Gulfstream and the offers provided by CenterState to the Gulfstream board. The last full paragraph on page 38 and the carryover and the first full paragraphs on page 39 have been revised to discuss the basis on which Gulfstream’s Board determined that the price and terms were fair to shareholders including how the consideration compared with the book value. The last full paragraph on page 37 and the second full paragraph on page 38 have been revised to disclose the CenterState offer, its confirmation of such offer, and counterproposals received by CenterState from Gulfstream. Finally, the second full paragraph on page 39 has been revised to explain the reasons for and the effects of amending the merger agreement on September 30, 2013, as well as to provide additional disclosure regarding a second amendment to the merger agreement that was adopted on October 22, 2013.

Gulfstream Bankshares, Inc. and Subsidiary Consolidated Financial Statements, page F-1

General

13.	Please revise the face of the statements of earnings to present earnings per share (EPS). Also, please include footnote disclosure of how it was calculated.

In response to the Staff’s Comment, the face of the statements of earnings have been revised to present earnings per share, and also new footnotes 24 and 3 on pages F-42 and F-53, respectively, have been added to provide disclosure as to how the earnings per share was calculated.

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Securities and Exchange Commission

November 8, 2013

As requested by the Staff of the Commission, CenterState Banks acknowledges that: (i) should the commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action by the Commission or the Staff, acting pursuant to the delegated authority, in declaring the Registration Statement effective, does not relieve CenterState Banks from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) CenterState Banks may not assert Staff Comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter, please contact John P. Greeley, with Smith Mackinnon, PA, counsel to CenterState at 407-843-7300.

Very truly yours,

/s/ Ernest S. Pinner

Ernest S. Pinner

Chairman, President and Chief Executive Officer